Exhibit 10.35
EMPLOYMENT AGREEMENT
(Jeff Clarke, President and Chief Executive Officer)
     EMPLOYMENT AGREEMENT (the “Agreement”) dated February 4, 2010 by and between Travelport Holdings (Jersey) Limited (to be re-registered as a public limited company and renamed Travelport plc) (the “Company”) and Jeff Clarke (the “Executive”).
     WHEREAS, the Executive and Travelport Limited (formerly TDS Investor (Bermuda) Ltd.) previously entered into an Amended and Restated Employment Agreement dated August 3, 2009 (the “Prior Agreement”);
     WHEREAS, in connection with, and subject to, the completion of the proposed initial public offering (the “IPO”) of the Company’s ordinary shares, the Company and Executive wish to enter into this Agreement, which shall supersede the Prior Agreement in its entirety;
     NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the sufficiency of which is acknowledged, the parties agree as follows:
          1. Term of Employment. Subject to the provisions of Section 7 of this Agreement, Executive shall continue to be employed by the Company for a period commencing on the date (the “IPO Date”) of the completion of the IPO and ending on the date which is 18 months following the IPO Date (such ending date, the “IPO Initial Period End Date,” and such period, the “Employment Term”) on the terms and subject to the conditions set forth in this Agreement; provided, however, that commencing with the IPO Initial Period End Date and on each anniversary thereof (each an “Extension Date”), the Employment Term shall be automatically extended for an additional one-year period, unless the Company or Executive provides the other party hereto 120 days (or such lesser period as provided in Section 7(c)(ii)(H) hereof) prior written notice before the next Extension Date that the Employment Term shall not be so extended. In the event the IPO is not completed by December 31, 2010, this Agreement shall be null and void and of no effect. For the avoidance of doubt, the Prior Agreement remains in full force and effect until this Agreement takes effect upon the completion of the IPO.
          2. Position.
          (a) During the Employment Term, Executive shall serve as the Company’s President and Chief Executive Officer. In such position, Executive shall have such duties and authority as shall be determined from time to time by the Board of Directors of the Company (the “Board”).
          (b) During the Employment Term, Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 9.
          3. Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of no less than $580,000, payable in regular installments in accordance with the Company’s usual payment practices in respect of his position as President and Chief Executive Officer. Executive shall be entitled to such increases in Executive’s base salary as set forth in the prior sentence, if any, as may be determined from time to time in the sole discretion of the Board. Executive’s annual base salary, as described in this Section 3 as in effect from time to time and including the amount of annual fee as set forth in Section 4 of that certain letter of appointment by and between the Company and the Executive dated February 4, 2010 for services as an executive director (the “Executive Director Letter”), is hereinafter referred to as the “Base Salary.”
          4. Annual Bonus. With respect to each full fiscal year during the Employment Term, Executive shall be eligible to earn an annual bonus award (an “Annual Bonus”) of no less than one hundred and fifty percent (150%) of Executive’s Base Salary (the “Target”) based upon the achievement of an annual EBITDA target established by the Board within the first three months of each fiscal year during the Employment Term. As the Annual Bonus award is subject to the attainment of performance criteria, it may be paid, to the extent earned or not earned, at below target levels, and above target levels (with a maximum of 350% of the above referenced target level). The Annual Bonus, if any, shall be paid to Executive within two and one-half (2.5) months after the end of the applicable fiscal year.
          5. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Company’s employee benefit plans (other than annual bonus and incentive plans) as in effect from time to time (collectively “Employee Benefits”), on the same basis as those benefits are generally made available to other senior executives of the Company.
          6. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with Company policies.
          7. Termination. The Employment Term and Executive’s employment hereunder may be terminated by either party at any time and for any reason; provided that Executive will be required to give the Company at least 30 days advance written notice of any resignation of Executive’s employment (provided that Executive shall give 90 days advance written notice of Executive’s resignation of employment as a result of a Constructive Termination pursuant to Section 7(c)(ii)(H) hereof). Notwithstanding any other provision of this Agreement, the provisions of this Section 7 shall exclusively govern Executive’s rights upon termination of employment with the Company and its affiliates.
          (a) By the Company For Cause or By Executive Other Than as a Result of a Constructive Termination.

          (i) The Employment Term and Executive’s employment hereunder may be terminated by the Company for Cause (as defined below) and shall terminate automatically upon Executive’s resignation other than as a result of a Constructive Termination (as defined in Section 7(c)); provided that Executive will be required to give the Company at least 30 days advance written notice of a resignation other than as a result of a Constructive Termination.
          (ii) For purposes of this Agreement, “Cause” means (A) Executive’s willful failure substantially to perform Executive’s duties to the Company (other than as a result of total or partial incapacity due to Disability) for a period of 10 days following receipt of written notice from the Company by Executive of such failure; provided that it is understood that this clause (A) shall not apply if a Company terminates Executive’s employment because of dissatisfaction with actions taken by Executive in the good faith performance of Executive’s duties to the Company, (B) theft or embezzlement of property of the Company or dishonesty in the performance of Executive’s duties to the Company, other than de minimis conduct that would not typically result in sanction by an employer of an executive in similar circumstances, (C) conviction which is not subject to routine appeals of right or a plea of “no contest” for (x) a felony under the laws of the United States or any state thereof or (y) a crime involving moral turpitude for which the potential penalty includes imprisonment of at least one year, (D) Executive’s willful malfeasance or willful misconduct in connection with Executive’s duties or any act or omission which is materially injurious to the financial condition or business reputation of the Company or its affiliates, (E) Executive purposefully or knowingly makes (or has been found to have made) a false certification to the Company pertaining to its financial statements, (F) by reason of any court or administrative order, arbitration award or other ruling, Executive’s ability to fully perform his duties as President and Chief Executive Officer or as a member of the Board is materially impaired or (G) Executive’s breach of the provisions of Sections 9 or 10 of this Agreement (excluding a breach of Section 10(a) by a statement made by Executive in good faith in Executive’s employment capacity). In the event that the Company asserts that grounds exist for Termination for Cause, unless such grounds are egregious and have caused the Company plain material harm, the Company shall so notify Executive and within no less than 5 days, nor more than 15 days, afford Executive a hearing before a committee of the independent directors of the Board or, if the Company is not publicly traded, the Board, at the Board’s option, regarding any disputed facts. The Board or the committee of the Board, as the case may be, shall make a determination regarding the existence of Cause upon completion of any such hearing; provided, however, that any determination that Cause exists shall require an affirmative resolution of the Board of Directors of the Company or the designated committee of the Board acted upon in accordance with applicable Company By-laws and, if the Company is publicly traded, concurred in by at least a majority of the independent directors (if any) of the Board. Notwithstanding the foregoing, the Company shall be entitled to immediately and unilaterally restrict or suspend Executive’s duties pending determination of the existence of Cause.
          (iii) If Executive’s employment is terminated by the Company for Cause, or if Executive resigns other than as a result of a Constructive Termination, Executive shall be entitled to receive:

     (A) the Base Salary (excluding the amount of annual fee paid to Executive pursuant to the Executive Director Letter) through the date of termination;
     (B) any Annual Bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, paid in accordance with Section 4 (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement with the Company);
     (C) reimbursement, within 60 days following submission by Executive to the Company of appropriate supporting documentation) for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Company within 90 days following the date of Executive’s termination of employment; and
     (D) such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Company (the amounts described in clauses (A) through (D) hereof being referred to as the “Accrued Rights”).
Following such termination of Executive’s employment by the Company for Cause or resignation by Executive other than as a result of a Constructive Termination, except as set forth in this Section 7(a)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.
          (b) Disability or Death.
          (i) The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Company if Executive becomes physically or mentally incapacitated and is therefore unable for a period of nine (9) consecutive months or for an aggregate of twelve (12) months in any eighteen (18) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of the Agreement and any other agreement between any Company and Executive that incorporates the definition of “Disability”.
          (ii) Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:
     (A) the Accrued Rights;

     (B) a pro rata portion of any Annual Bonus, if any, that Executive would have been entitled to receive pursuant to Section 4 hereof in such year based upon the percentage of the fiscal year that shall have elapsed through the date of Executive’s termination of employment, payable when such Annual Bonus would have otherwise been payable to Executive pursuant to Section 4 had Executive’s employment not terminated;
     (C) full and immediate vesting of any awards granted pursuant to the Company’s IPO Incentive Scheme and the TDS Investor (Cayman) L.P. 2006 Interest Plan (or any successor plan(s) established by the Company) that are unvested at the date of termination of the Executive’s employment (including, for the avoidance of doubt, any unvested equity that remains unvested due to the failure to in any prior calendar year(s) to achieve the relevant annual performance goals at target) and based upon the award’s target value at the time of the grant of the award, and payment in respect of such awards in accordance with the terms thereof; and
     (D) vesting of the awards granted pursuant to any equity plan of the Company (other than awards granted pursuant to the Company’s IPO Incentive Scheme or the TDS Investor (Cayman) L.P. 2006 Interest Plan (or any successor plan(s) established by the Company)) subsequent to the IPO (including pursuant to the Company’s Performance Share Plan), as, and to the extent, described in the documentation related to such awards; provided that in each case such vesting shall not be less favorable to the Executive than (1) in the case of an award which vests, in whole or in part, on the basis of performance, the portion of such award which would have vested assuming (i) that the Executive’s employment continued for 18 months following the termination of the Executive’s employment, (ii) that the award vests ratably on a monthly basis over the remainder of the performance period (and beginning on the prior vesting date), and (iii) performance at target, and (2) in the case of an award which vests solely on the basis of continued employment, the portion of the award that would have vested assuming (i) that the Executive’s employment continued for 18 months following the termination of the Executive’s employment, and (ii) that the award vests ratably on a monthly basis over the vesting period; provided, however, that, for purposes of Section 7(b)(ii)(C) and this Section 7(b)(ii)(D), “target” shall be the amount of equity that would have vested had the Company achieved its budgeted target level of performance (measured at the time performance targets are put in place) and that in any event it shall not be less than 66.7% of the award; further provided, however, that nothing in Section 7(b)(ii)(C) or this Section 7(b)(ii)(D) shall restrict the ability of the Board to grant more favorable vesting terms to the Executive.
          Following Executive’s termination of employment due to death or Disability, except as set forth in this Section 7(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

          (c) By the Company Without Cause or Resignation by Executive as a Result of Constructive Termination.
          (i) The Employment Term and Executive’s employment hereunder may be terminated by the Company without Cause or by Executive’s as a result of a Constructive Termination.
          (ii) For purposes of this Agreement, a “Constructive Termination” shall be deemed to have occurred upon (A) any material failure of the Company or its affiliates to fulfill its obligations under this Agreement (including without limitation a reduction to the Base Salary, as increased from time to time) or any agreement pursuant to which Executive holds or is granted equity in the Company or its affiliates, (B) the failure to nominate Executive for election to the Board, (C) a failure of Executive to be elected or re-elected to membership on the Board resulting from the failure of the Company’s majority stockholder (so long as such a majority stockholder exists) to vote shares (other than with respect to shares acquired in a public offering) entitled to vote for the election of directors of the Company held by them in favor of election of Executive as a member of the Board, (D) the failure of any successor to the business operations of the Company to assume the obligations of the Company under this Agreement, (E) the primary business office for Executive being relocated to any location which is more than 30 miles from the city limits of Parsippany, New Jersey, New York, New York or Chicago, Illinois, it being understood that relocation of the Company’s headquarters in connection with the IPO (should an IPO occur) shall not constitute Constructive Termination provided that the Company does not require Executive to move his primary business office more than 30 miles from the city limits of Parsippany, New Jersey, New York, New York or Chicago, Illinois, (F) a material and sustained diminution to Executive’s duties and responsibilities, (G) the Company’s election not to renew the initial Employment Term or any subsequent extension thereof (except as a result of Executive’s reaching retirement age, as determined by Company policy), (H) the Executive’s election not to renew the Employment Term for the one-year period immediately following the IPO Initial Period End Date by providing the Company 90 days prior written notice of such election before the applicable IPO Initial Period End Date; provided that any of the events described in clauses (A) through (F) of this Section 7(c)(ii) shall constitute a Constructive Termination only if the Company fails to cure such event within 30 days after receipt from Executive of written notice of the event which constitutes a Constructive Termination; provided, further, that a “Constructive Termination” shall cease to exist for an event on the 60th day following the later of its occurrence or Executive’s knowledge thereof, unless Executive has given the Company written notice thereof prior to such date.
          (iii) If Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability) or if Executive resigns as a result of a Constructive Termination, Executive shall be entitled to receive:
     (A) the Accrued Rights;
     (B) a pro rata portion of any Annual Bonus, if any, that Executive would have been entitled to receive pursuant to Section 4 hereof in such year based upon the percentage of the fiscal year that shall have elapsed through the date of Executive’s termination of employment, payable when such Annual Bonus would have otherwise been payable to Executive pursuant to Section 4 had Executive’s employment not terminated;
     (C) subject to Executive’s execution, delivery and non-revocation of a separation agreement and general release substantially in the form attached hereto as Exhibit A (“the General Release”) within forty-five (45) days following termination of employment, and further subject to Executive’s continued compliance with the provisions of Sections 9 and 10, (x) an amount equal to 299% multiplied by the sum of (i) Executive’s Base Salary and (ii) Executive’s Target Bonus, payable within 60 days of the applicable termination date and (y) the executive benefits provided for in the General Release for a period equal to thirty-six months (or a lump sum cash equivalent of such benefits); provided that the aggregate amount described in this clause (C) shall be reduced by the present value of any other cash severance benefits payable to Executive under any other severance plans, programs or arrangements of the Company or its affiliates (which, for the avoidance of doubt, shall exclude any cash payments related to equity in the Company or its affiliates);
     (D) full and immediate vesting of any awards granted pursuant to the Company’s IPO Incentive Scheme and the TDS Investor (Cayman) L.P. 2006 Interest Plan (or any successor plan(s) established by the Company) that are unvested at the date of termination of the Executive’s employment (including, for the avoidance of doubt, any unvested equity that remains unvested due to the failure to in any prior calendar year(s) to achieve the relevant annual performance goals at target) and based upon the award’s target value at the time of the grant of the award, and payment in respect of such awards in accordance with the terms thereof; and
     (E) vesting of the awards granted pursuant to any equity plan of the Company (other than awards granted pursuant to the Company’s IPO Incentive Scheme or the TDS Investor (Cayman) L.P. 2006 Interest Plan (or any successor plan(s) established by the Company)) subsequent to the IPO (including pursuant to the Company’s Performance Share Plan), as, and to the extent, described in the documentation related to such awards; provided that in each case such vesting shall not be less favorable to the Executive than (1) in the case of an award which vests, in whole or in part, on the basis of performance, the portion of such award which would have vested assuming (i) that the Executive’s employment continued for 18 months following the termination of the Executive’s employment, (ii) that the award vests ratably on a monthly basis over the remainder of the performance period (and beginning on the prior vesting date), and (iii) performance at target, and (2) in the case of an award which vests solely on the basis of continued employment, the portion of the award that would have vested assuming (i) that the Executive’s employment continued for 18 months following the termination of the Executive’s employment, and (ii) that the award vests ratably on a monthly basis over the vesting period; provided, however, that, for purposes of Section

7(c)(iii)(D) and this Section 7(c)(iii)(E), “target” shall be the amount of equity that would have vested had the Company achieved its budgeted target level of performance (measured at the time performance targets are put in place) and that in any event it shall not be less than 66.7% of the award; further provided, however, that nothing in Section 7(c)(iii)(D) and this Section 7(c)(iii)(E) shall restrict the ability of the Board to grant more favorable vesting terms to the Executive.
          Following Executive’s termination of employment by the Company without Cause (other than by reason of Executive’s death or Disability) or by Executive’s resignation as a result of a Constructive Termination, except as set forth in this Section 7(c)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.
          (d) Expiration of Employment Term.
          (iv) Election Not to Extend the Employment Term. In the event either party elects not to extend the Employment Term pursuant to Section 1, unless Executive’s employment is earlier terminated pursuant to paragraphs (a), (b) or (c) of this Section 7 and except as set forth in paragraph (c)(ii) of this Section 7, Executive’s termination of employment hereunder (whether or not Executive continues as an employee of the Company thereafter) shall be deemed to occur on the close of business on the day immediately preceding the next scheduled Extension Date and Executive shall be entitled to receive the Accrued Rights. Following such termination of Executive’s employment hereunder as a result of either party’s election not to extend the Employment Term, except as set forth in this Section 7(d)(i), Executive shall have no further rights to any compensation or any other benefits under this Agreement.
          (v) Continued Employment Beyond the Expiration of the Employment Term. Unless the parties otherwise agree in writing, continuation of Executive’s employment with the Company beyond the expiration of the Employment Term shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at will by either Executive or the Company; provided that the provisions of Sections 9, 10 and 11 of this Agreement shall survive any termination of this Agreement or Executive’s termination of employment hereunder.
          (d) Notice of Termination. Any purported termination of employment by the Company or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 13(i) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.
          (e) Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board (and any committees thereof) and the Board of Directors (and any committees thereof) of any of the Company’s affiliates.

          8. Change in Control.
          (a) In the event that a Change in Control (as hereinafter defined) occurs during the Employment Term, the Executive shall become vested in any unvested equity-based awards then held by the Executive with respect to the Company or its affiliates as, and to the extent, described in the definitive documentation related to such awards, provided that such vesting shall be no less favorable than (i) with respect to any unvested awards granted pursuant to the TDS Investor (Cayman) L.P. 2006 Interest Plan (or any successor plan(s) established by the Company) or any unvested awards granted pursuant to the Travelport IPO Incentive Scheme, the Executive shall be entitled to full and immediate vesting of all such awards (including, for the avoidance of doubt, any unvested equity that is eligible for “catch up” vesting) and (ii) with respect to any unvested awards granted subsequent to the IPO (including pursuant to the Company’s Performance Share Plan), the Executive shall be entitled to (A) in the case of an unvested award that vests, in whole or in part, on the basis of performance, vesting at target and (B) in the case of an unvested award that vests solely based upon the passage of time and continued employment, full and immediate vesting of all such awards; provided, however, that, for purposes of this Section 8(a), “target” shall be the amount of equity that would have vested had the Company achieved its budgeted target level of performance (measured at the time performance targets are put in place) and that in any event it shall not be less than 66.7% of the award; further provided, however, that nothing in this Section 8(a) shall restrict the ability of the Board to grant more favorable vesting or terms to the Executive.
          (b) A “Change in Control” shall be deemed to have occurred if the event or events set forth in any of the following paragraphs shall have occurred:
(i)	any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 50% or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (I) of paragraph (ii) below; or

(ii)	there is consummated a merger or consolidation or scheme of arrangement of the Company or any direct or indirect subsidiary of the Company with any other corporation or other entity, other than (I) a merger, consolidation or scheme of arrangement which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (II) a merger, consolidation or scheme of arrangement effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its affiliates) representing 25% or more of the combined voting power of the Company’s then outstanding securities; or

(iii)	the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iv)	any Person (or group of Persons acting in concert) obtains control (within the meaning of section 840 of the UK Income Tax and Corporation Taxes Act 1988 as if it applied to a group of Persons acting in concert as well as a Person) of the Company.
          (c) For purposes of this Section 8, the following terms shall have the meanings indicated below:
          (i) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.
          (ii) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.
          (iii) “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (I) the Company or any of its subsidiaries, (II) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (III) an underwriter temporarily holding securities pursuant to an offering of such securities, or (IV) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares in the Company.
          9. Non-Competition.
          (a) From the date hereof while employed by the Company and for a two-year period following the date Executive ceases to be employed by the Company (the “Restricted Period”), irrespective of the cause, manner or time of any termination, Executive shall not use his status with the Company or any of its affiliates to obtain loans, goods or services from another organization on terms that would not be available to him in the absence of his relationship to the Company or any of its affiliates.
          (b) During the Restricted Period, Executive shall not make any statements or perform any acts intended to or which may have the effect of advancing the interest of any Competitors of the Company or any of its affiliates or in any way injuring the interests of the Company or any of its affiliates and the Company and its affiliates shall not make or authorize any person to make any statement that would in any way injure the personal or business reputation or interests of Executive; provided however, that, subject to Section 10, nothing herein shall preclude the Company and its affiliates or Executive from giving truthful testimony under oath in response to a subpoena or other lawful process or truthful answers in response to questions from a government investigation; provided, further, however, that nothing herein shall prohibit the Company and its affiliates from disclosing the fact of any termination of Executive’s employment or the circumstances for such a termination. For purposes of this Section 9(b), the term “Competitor” means any enterprise or business that is engaged in, or has plans to engage in, at any time during the Restricted Period, any activity that competes with the businesses conducted during or at the termination of Executive’s employment, or then proposed to be conducted, by the Company and its affiliates in a manner that is or would be material in relation to the businesses of the Company or the prospects for the businesses of the Company (in each case, within 100 miles of any geographical area where the Company or its affiliates manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services). During the Restricted Period, Executive, without prior express written approval by the Board, shall not (A) engage in, or directly or indirectly (whether for compensation or otherwise) manage, operate, or control, or join or participate in the management, operation or control of a Competitor, in any capacity (whether as an employee, officer, director, partner, consultant, agent, advisor, or otherwise) or (B) develop, expand or promote, or assist in the development, expansion or promotion of, any division of an enterprise or the business intended to become a Competitor at any time after the end of the Restricted Period or (C) own or hold a Proprietary Interest in, or directly furnish any capital to, any Competitor of the Company. Executive acknowledges that the Company’s and its affiliates businesses are conducted nationally and internationally and agrees that the provisions in the foregoing sentence shall operate throughout the United States and the world (subject to the definition of “Competitor”).
          (c) During the Restricted Period, Executive, without express prior written approval from the Board, shall not solicit any members or the then current clients of the Company or any of its affiliates for any existing business of the Company or any of its affiliates or discuss with any employee of the Company or any of its affiliates information or operations of any business intended to compete with the Company or any of its affiliates.
          (d) During the Restricted Period, Executive shall not interfere with the employees or affairs of the Company or any of its affiliates or solicit or induce any person who is an employee of the Company or any of its affiliates to terminate any relationship such person may have with the Company or any of its affiliates, nor shall Executive during such period directly or indirectly engage, employ or compensate, or cause or permit any person with which Executive may be affiliated, to engage, employ or compensate, any employee of the Company or any of its affiliates.
          (e) For the purposes of this Agreement, “Proprietary Interest” means any legal, equitable or other ownership, whether through stock holding or otherwise, of an interest in a business, firm or entity; provided, that ownership of less than 5% of any class of equity interest in a publicly held company shall not be deemed a Proprietary Interest.
          (f) The period of time during which the provisions of this Section 9 shall be in effect shall be extended by the length of time during which Executive is in breach of the terms hereof as determined by any court of competent jurisdiction on the Company’s application for injunctive relief.
          (g) Executive agrees that the restrictions contained in this Section 9 are an essential element of the compensation Executive is granted hereunder and but for Executive’s agreement to comply with such restrictions, the Company would not have entered into this Agreement.
          (h) It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.
          10. Confidentiality; Intellectual Property.
          (a) Confidentiality.
          (i) Executive will not at any time (whether during or after Executive’s employment with the Company) (x) retain or use for the benefit, purposes or account of Executive or any other person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information — including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Company, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.
          (ii) “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (c) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate, at the Company’s cost, with any attempts by the Company to obtain a protective order or similar treatment.

          (iii) Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family and legal or financial advisors, the existence or contents of this Agreement (unless this Agreement shall be publicly available as a result of a regulatory filing made by the Company or its affiliates); provided that Executive may disclose to any prospective future employer the provisions of Sections 9 and 10 of this Agreement provided they agree to maintain the confidentiality of such terms.
          (iv) Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company, its subsidiaries or affiliates; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.
          (b) Intellectual Property.
          (i) If Executive has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to Executive’s employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), Executive hereby grants the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business.
          (ii) If Executive creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during Executive’s employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), Executive shall promptly and fully disclose same to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.

          (iii) Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.
          (iv) Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.
          (v) Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Executive shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.
          (vi) The provisions of Section 9 and 10 shall survive the termination of Executive’s employment for any reason.
          11. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Sections 9 or 10 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.
          12. Excess Parachute Excise Tax Payments.
          (a) If it is determined (as hereafter provided) that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a “Payment”), would be subject to the excise tax imposed by Section 4999 of the Code (or any successor provision thereto) by reason of being “contingent on a change in ownership or control” of the Company, within the meaning of Section 280G of the Code (or any successor provision thereto) or to any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive an additional payment or payments (a “Gross-Up Payment”) in an amount such that, after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments; provided, however, if Executive’s Payment is, when calculated on a net-after-tax basis, less than $50,000 in excess of the amount of the Payment which could be paid to Executive under Section 280G of the Code without causing the imposition of the Excise Tax, then the Payment shall be limited to the largest amount payable (as described above) without resulting in the imposition of any Excise Tax (such amount, the “Capped Amount”).
          (b) Subject to the provisions of Section 12(a) hereof, all determinations required to be made under this Section 12, including whether an Excise Tax is payable by Executive and the amount of such Excise Tax and whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by the nationally recognized firm of certified public accountants (the “Accounting Firm”) used by the Company prior to the Change in Control (or, if such Accounting Firm declines to serve, the Accounting Firm shall be a nationally recognized firm of certified public accountants selected by Executive). The Accounting Firm shall be directed by the Company or Executive to submit its preliminary determination and detailed supporting calculations to both the Company and Executive within 15 calendar days after the Termination Date, if applicable, and any other such time or times as may be requested by the Company or Executive. If the Accounting Firm determines that any Excise Tax is payable by Executive and that the criteria for reducing the Payment to the Capped Amount (as described in Section 12(a) above) is met, then the Company shall reduce the Payment by the amount which, based on the Accounting Firm’s determination and calculations, would provide Executive with the Capped Amount, and pay to Executive such reduced Payment. If the Accounting Firm determines that an Excise Tax is payable, without reduction pursuant to Section 12(a), above, the Company shall pay the required Gross-Up Payment to, or for the benefit of, Executive within five business days after receipt of such determination and calculations. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall, at the same time as it makes such determination, furnish Executive with an opinion that he has substantial authority not to report any Excise Tax on his/her federal, state, local income or other tax return. Any determination by the Accounting Firm as to the amount of the Gross-Up Payment shall be binding upon the Company and Executive absent a contrary determination by the Internal Revenue Services or a court of competent jurisdiction; provided, however, that no such determination shall eliminate or reduce the Company’s obligation to provide any Gross-Up Payment that shall be due as a result of such contrary determination. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (an “Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts or fails to pursue its remedies pursuant to Section 12(a) hereof and Executive thereafter is required to make a payment of any Excise Tax, Executive shall direct the Accounting Firm to determine the amount of the Underpayment that has occurred and to submit its determination and detailed supporting calculations to both the Company and Executive as promptly as possible. Any such Underpayment shall be promptly paid by the Company to, or for the benefit of, Executive within five business days after receipt of such determination and calculations.
          (c) The Company and Executive shall each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Company or Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination contemplated by Section 12(a) hereof.
          (d) The federal, state and local income or other tax returns filed by Executive (or any filing made by a consolidated tax group which includes the Company) shall be prepared and filed on a consistent basis with the determination of the Accounting Firm with respect to the Excise Tax payable by Executive. Executive shall make proper payment of the amount of any Excise Tax, and at the request of the Company, provide to the Company true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service and corresponding state and local tax returns, if relevant, as filed with the applicable taxing authority, and such other documents reasonably requested by the Company, evidencing such payment. If prior to the filing of Executive’s federal income tax return, or corresponding state or local tax return, if relevant, the Accounting Firm determines that the amount of the Gross-Up Payment should be reduced, Executive shall within five business days pay to the Company the amount of such reduction.
          (e) The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by Sections 12(b) and (d) hereof shall be borne by the Company. If such fees and expenses are initially advanced by Executive, the Company shall reimburse Executive the full amount of such fees and expenses within five business days after receipt from Executive of a statement therefore and reasonable evidence of his/her payment thereof.
          (f) In the event that the Internal Revenue Service claims that any payment or benefit received under this Agreement constitutes an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code, Executive shall notify the Company in writing of such claim. Such notification shall be given as soon as practicable but no later than 10 business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30 day period following the date on which Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall (i) give the Company any information reasonably requested by the Company relating to such claim; (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company and reasonably satisfactory to Executive; (iii) cooperate with the Company in good faith in order to effectively contest such claim; and (iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including, but not limited to, additional interest and penalties and related legal, consulting or other similar fees) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for and against any Excise Tax or other tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.
          (g) The Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or other tax (including interest and penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided, further, that if Executive is required to extend the statute of limitations to enable the Company to contest such claim, Executive may limit this extension solely to such contested amount. The Company’s control of the contest shall be limited to issues with respect to which a corporate deduction would be disallowed pursuant to Section 280G of the Code and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority. In addition, no position may be taken nor any final resolution be agreed to by the Company without Executive’s consent if such position or resolution could reasonably be expected to adversely affect Executive (including any other tax position of Executive unrelated to matters covered hereby).
          (h) If, after the receipt by Executive of an amount advanced by the Company in connection with the contest of the Excise Tax claim, Executive becomes entitled to receive any refund with respect to such claim, Executive shall promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto); provided, however, if the amount of that refund exceeds the amount advanced by the Company or it is otherwise determined for any reason that additional amounts could be paid to the Named Executive without incurring any Excise Tax, any such amount will be promptly paid by the Company to the named Executive. If, after the receipt by Executive of an amount advanced by the Company in connection with an Excise Tax claim, a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest the denial of such refund prior to the expiration of 30 days after such determination, such advance shall be forgiven and shall not be required to be repaid and shall be deemed to be in consideration for services rendered after the date of the Termination.
          13. Miscellaneous.
          (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.
          (b) Entire Agreement/Amendments. Except as expressly set forth in this Agreement or in (x) any definitive documentation regarding Executive’s equity granted or purchased pursuant to the TDS Investor (Cayman) L.P. 2006 Interest Plan (or any successor plan(s) established by the Company) and (y) for the avoidance of doubt, the Executive Director Letter, this Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.
          (c) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.
          (d) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.
          (e) Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.
          (f) Set Off; No Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment, taking into account the provisions of Section 9 of this Agreement.

          (g) Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax. The Company shall consult with Executive in good faith regarding the implementation of the provisions of this Section 13(g); provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect to thereto.
          (h) Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
          (i) Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.
          If to the Company, addressed to:
Travelport plc
Attention: Company Secretary
Palmerston House
Fourth Floor
Fenian Street
Dublin 2
Ireland
Fax: +353 1 6020 433

          with a copy to:
Eric Bock, General Counsel
Travelport
405 Lexington Avenue, 57th Floor
New York, NY 10174
Fax: (212)915-9169
If to Executive, to the address set forth on the signature page of this Agreement or at the current address listed in the Company’s records.
          (j) Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.
          (k) Prior Agreements. Upon the commencement of the Employment Term, this Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its affiliates including, without limitation, the Employment Agreement between Travelport Limited and Executive dated August 3, 2009 (collectively, the “Prior Agreements”); provided, however that this Agreement does not supersede any prior written agreements with Executive regarding his housing allowance and related benefits. The Prior Agreements are hereby terminated upon the commencement of the Employment Term covered by this Agreement; provided, further, however that it is the intention of the parties hereto that this Agreement and the Executive Director Letter will provide economic benefits (including without limitation base salary, bonus and severance) to Executive that are, collectively, no worse than provided to Executive in the Prior Agreement, and that this Agreement shall be interpreted accordingly.
          (l) Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. The Company will reimburse Executive for any and all reasonable expenses reasonably incurred in connection with Executive’s compliance with this Section 13(l). This provision shall survive any termination of this Agreement.
          (m) Withholding Taxes; Tax Equalization. The Company may withhold from any amounts payable under this Agreement such Federal, state and local income taxes and employee social security contributions as may be required to be withheld pursuant to any applicable law or regulation in the US. Notwithstanding the foregoing, it is the intent of the parties hereto that the Company shall equalize Executive’s federal, state, and local income tax and social security contribution obligation as if Executive’s compensation and other benefits provided under this Agreement were earned in Executive’s home country and subject only to federal, state, and local income tax and social security in Executive’s home country. As such, the parties hereto expressly acknowledge and agree that (i) the Company or its affiliates shall pay all of

Executive’s non-US income tax obligations (including, without limitation, health levy and any other income levy applicable, and employee social security contributions to the extent that Executive is not exempt from such contribution obligations in the non-US location) associated with Executive’s compensation and other benefits provided under this Agreement, in such amounts and at such times as required by applicable non-US income tax, and social security law and any other applicable law (whether directly to the non-US taxing authority, or through reimbursement to Executive on finalization of the non US total liabilities), plus provide such additional amounts as are required to gross up Executive’s compensation and benefits provided under this Agreement for any non-US income taxes (including, without limitation, health levy and any other income levy applicable ,and employee social security contributions to the extent that Executive is not exempt from such contribution obligations in the non-US location) or other Federal, state and local income taxes and employee social security contributions of Executive’s home country associated with the payments and reimbursements required by this Section 13(m), notwithstanding any change in applicable tax law after the date hereof.
          (n) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
          (o) Arbitration. Except as otherwise provided in Section 11 of this Agreement, any controversy, dispute, or claim arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, including, without limitation, the validity, scope, and enforceability of this section, may at the election of any party, be solely and finally settled by arbitration conducted in New York, New York, by and in accordance with the then existing rules for commercial arbitration of the American Arbitration Association, or any successor organization and with the Expedited Procedures thereof (collectively, the “Rules”). Each of the parties hereto agrees that such arbitration shall be conducted by a single arbitrator selected in accordance with the Rules; provided that such arbitrator shall be experienced in deciding cases concerning the matter which is the subject of the dispute. Any of the parties may demand arbitration by written notice to the other and to the Arbitrator set forth in this Section 13(o) (“Demand for Arbitration”). Each of the parties agrees that if possible, the award shall be made in writing no more than 30 days following the end of the proceeding. Any award rendered by the arbitrator(s) shall be final and binding and judgment may be entered on it in any court of competent jurisdiction. Each of the parties hereto agrees to treat as confidential the results of any arbitration (including, without limitation, any findings of fact and/or law made by the arbitrator) and not to disclose such results to any unauthorized person. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. In the event of any arbitration with regard to this Agreement, each party shall pay its own legal fees and expenses, provided, however, that the parties agree to share the cost of the Arbitrator’s fees.
          (p) Public Corporation. Executive represents that, as of the date of the filing of the particular financial statement or other public filing referred to below, he had no knowledge of any accounting irregularity with respect to, or any material misstatement or omission contained in, any financial statement or other public filing made by any publicly-traded corporation on whose board of directors Executive served as of such date (each such corporation being referred to as a “Public Corporation”).

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

TRAVELPORT PLC

By:
Name:
Title:

EXECUTIVE

Jeff Clarke

Exhibit A – Form of General Release

AGREEMENT AND GENERAL RELEASE
Travelport plc (“Travelport”) and Travelport Operations, Inc. (collectively, the “Company”) and [NAME OF EXECUTIVE] (hereinafter collectively with his heirs, executors, administrators, successors and assigns, “EXECUTIVE”), mutually desire to enter into this Agreement and General Release (“Agreement” or “Agreement and General Release”) and agree that:
     The terms of this Agreement are the products of mutual negotiation and compromise between EXECUTIVE and the Company; and
     The meaning, effect and terms of this Agreement have been fully explained to EXECUTIVE; and
     EXECUTIVE is hereby advised, in writing, by the Company that he should consult with an attorney prior to executing this Agreement; and
     EXECUTIVE is being afforded twenty-one (21) days from the date of this Agreement to consider the meaning and effect of this Agreement; and
     EXECUTIVE understands that he may revoke the general release contained in paragraph 4 of this Agreement (“the General Release”) for a period of seven (7) calendar days following the day he executes this Agreement and the General Release shall not become effective or enforceable until the revocation period has expired, and no revocation has occurred. Any revocation within this period must be submitted, in writing, to [NAME OF CONTACT] in the Company’s [NAME] Department and state, “I hereby revoke my acceptance of the General Release.” Said revocation must be personally delivered to [NAME OF CONTACT] in the Company’s [NAME] Department, or mailed to [NAME OF CONTACT] in the Company’s [NAME] Department and postmarked within seven (7) calendar days of execution of this Agreement. In the event of a revocation of the General Release, the remainder of this Agreement shall remain in full force and effect; and
     EXECUTIVE has carefully considered other alternatives to executing this Agreement and General Release.
     THEREFORE, EXECUTIVE and the Company, for the full and sufficient consideration set forth below, agree as follows:

[EXECUTIVE] Agreement and General Release
[DATE]

     1. EXECUTIVE’s employment shall be terminated effective on the Last Day of Employment. Following his Last Day of Employment, other than as set forth below or in the attached Personal Statement of Termination Benefits, EXECUTIVE shall not be eligible for any other payments from the Company.
     2. In full satisfaction of the Company’s obligations under Section 7(c)(iii) of the Employment Agreement, the Company agrees to provide EXECUTIVE with the benefits set forth in the attached Personal Statement of Termination Benefits under the captions “Accrued Rights”, “Pro Rata Portion of [YEAR] BONUS”, “Severance Pay” and “Severance Benefits”. The Severance Pay and Severance Benefits are subject to EXECUTIVE’s continued compliance with the provisions of Section 9 and 10 of the Employment Agreement. EXECUTIVE understands and agrees that he would not receive the Severance Pay and Severance Benefits, except for his execution of this Agreement and the fulfillment of the promises contained herein, and that such consideration is greater than any amount to which he would otherwise be entitled as an employee of the Company.
     3. The Company will also provide EXECUTIVE with a neutral reference to any entity other than the Released Parties. Upon inquiry to the Human Resources department, prospective employers (other than the Released Parties) will be advised only as to the dates of EXECUTIVE’s employment and his most recent job title. Last salary will be provided if EXECUTIVE has provided a written release for the same.
     4. Except as otherwise expressly provided by this Agreement or the right to enforce the terms of this Agreement, EXECUTIVE, of his own free will knowingly and voluntarily releases and forever discharges the Company, their current and former parents, and their shareholders, affiliates (including without limitation Orbitz Worldwide, Inc. and its subsidiaries), subsidiaries, divisions, predecessors, successors and assigns and the employees, officers, directors, advisors and agents thereof (collectively referred to throughout this Agreement as the “Released Parties”, or a “Released Party”) from any and all actions or causes of action, suits, claims, charges, complaints, promises demands and contracts (whether oral or written, express or implied from any source), or any nature whatsoever, known or unknown, suspected or unsuspected, which against the Released Parties EXECUTIVE or EXECUTIVE’s heirs, executors, administrators, successors or assigns ever had, now have or hereafter can shall or may have by reason of any matter, cause or thing whatsoever arising any time prior to the time EXECUTIVE executes this Agreement, including, but not limited to:
a.	any and all matters arising out of EXECUTIVE’s employment by the Company or any of the Released Parties and the termination of that employment, and that includes but is not limited to any claims for salary, allegedly unpaid wages, bonuses, commissions, retention pay, severance pay, vacation pay, or any alleged violation of the National Labor Relations Act, any claims for discrimination of any kind under the Age Discrimination in Employment Act of 1967 as amended by the Older Workers Benefit

[EXECUTIVE] Agreement and General Release
[DATE]

Protection Act, Title VII of the Civil Rights Act of 1964, Sections 1981 through 1988 of Title 42 of the United States Code, any claims under the Employee Retirement Income Security Act of 1974 (except for benefits that are or become vested on or prior to the Last Day of Employment, which are not affected by this Agreement, including without limitation any benefits under the 401(k) Plan and the Deferred Compensation Plan, as each of such terms is defined in the attached Personal Statement of Termination Benefits, which the Company acknowledges are fully vested and which shall be paid in accordance with their respective terms and EXECUTIVE’s applicable payment elections), the Americans With Disabilities Act of 1990, the Fair Labor Standards Act (to the extent such claims can be released), the Occupational Safety and Health Act, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Federal Family and Medical Leave Act (to the extent such claims can be released); and

b.	[APPLICABLE NON-US / STATE(S) PROVISIONS]

c.	any other federal, state or local civil or human rights law, or any other alleged violation of any local, state or federal law, regulation or ordinance, and/or public policy, implied or expressed contract, fraud, negligence, estoppel, defamation, infliction of emotional distress or other tort or common-law claim having any bearing whatsoever on the terms and conditions and/or termination of his employment with the Company including, but not limited to, any statutes or claims providing for the award of costs, fees, or other expenses, including reasonable attorneys’ fees, incurred in these matters.
Notwithstanding the foregoing release of claims in this paragraph of this Agreement:
•	Nothing in the release of claims in this paragraph shall impact EXECUTIVE’s equity granted or purchased pursuant to any Travelport plc equity plans (including any successor plan(s) to the TDS Investor (Cayman) L.P. 2006 Interest Plan).

•	EXECUTIVE has a right to indemnification and advancement from and by the Company, to the extent in existence as of the date hereof pursuant to the Company’s by-laws, and such right to indemnification and advancement shall survive the termination of his employment in accordance with such by-laws and applicable law.

•	The Company represents that it had Directors & Officers (“D&O”) insurance coverage, including “tail coverage”, during EXECUTIVE’s employment with the Company and its predecessors, and while he served as an officer for Travelport plc and its subsidiaries, EXECUTIVE was covered under such D&O coverage for the period he served as an officer. The Company further represents that during the term of EXECUTIVE’s employment with the Company, and with respect to “tail coverage” after the Last Day of Employment, the Company’s D&O existing coverage for EXECUTIVE shall be

[EXECUTIVE] Agreement and General Release
[DATE]

maintained, and in any event, in amounts no less than the amounts of such coverage maintained by Travelport and its affiliates for similarly-situated executives and officers. The Company will use reasonable efforts to provide thirty (30) days prior written notice to EXECUTIVE of any material reduction in D&O coverage. EXECUTIVE shall continue to be entitled to the benefits of such coverage with respect to his services performed through the Last Day of Employment, subject to the applicable terms of the applicable policies.
     5. EXECUTIVE also acknowledges that he does not have any current charge, claim or lawsuit against one or more of the Released Parties pending before any local, state or federal agency or court regarding his employment and his separation from employment. EXECUTIVE understands that nothing in this Agreement prevents him from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the Equal Employment Opportunity Commission (“EEOC”) or any other federal, state or local agency charged with the enforcement of any employment or labor laws, although by signing this Agreement EXECUTIVE is giving up any right to monetary recovery that is based on any of the claims he has released. EXECUTIVE also understands that if he files such a charge or complaint, he has, as part of this Agreement, waived the right to receive any remuneration beyond what EXECUTIVE has received in this Agreement.
     6. EXECUTIVE shall not seek or be entitled to any personal recovery, in any action or proceeding that may be commenced on EXECUTIVE’s behalf in any way arising out of or relating to the matters released under this Agreement.
     7. EXECUTIVE represents that he has not and agrees that he will not in any way disparage the Company or any Released Party, their current and former officers, directors and employees, or make or solicit any comments, statements, or the like to the media or to others that may be considered to be derogatory or detrimental to the good name or business reputation of any of the aforementioned parties or entities. Following the full execution of and the effective date of this Agreement, the Company will direct the then-current members of the Travelport Senior Leadership Team (“the SLT”) not to disparage EXECUTIVE; provided, however, that the Company’s obligation under this paragraph shall not be ongoing and will be fulfilled once the Company directs the SLT not to disparage EXECUTIVE.

[EXECUTIVE] Agreement and General Release
[DATE]

     8. EXECUTIVE understands that if this Agreement were not signed, he would have the right to voluntarily assist other individuals or entities in bringing claims against Released Parties. EXECUTIVE hereby waives that right and agrees that he will not provide any such assistance other than assistance in an investigation or proceeding conducted by the United States Equal Employment Opportunity Commission or other federal, state or local agency, or pursuant to a valid subpoena or court order. EXECUTIVE agrees that if such a request for assistance if by any agency of the federal, state or local government, or pursuant to a valid subpoena or court order, he shall advise the Company in writing of such a request no later than three (3) days after receipt of such request.
     9. EXECUTIVE acknowledges and confirms that he has returned all Company property to the Company, including his identification card, and computer hardware and software, all paper or computer based files, business documents, and/or other records as well as all copies thereof, credit cards, keys and any other Company supplies or equipment in his possession. Finally, any amounts owed to the Company have been paid.
     10. This Agreement is made in the State of [NAME OF STATE] and shall be interpreted under the laws of said State. Its language shall be construed as a whole, according to its fair meaning, and not strictly for or against either party. Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, including the General Release (as defined herein), such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect. However, if as a result of any action initiated by EXECUTIVE, any portion of the General Release (as defined herein) were ruled to be unenforceable for any reason, EXECUTIVE shall return consideration equal to the Severance Pay and Severance Benefits provided to EXECUTIVE under this Agreement.
     11. EXECUTIVE agrees that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by the Company of any liability or unlawful conduct of any kind, all of which the Company denies.
     12. This Agreement may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Agreement.
     13. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties other than the Employment Agreement and the Management Equity Award Agreements (including without limitation the post-employment restrictive covenants contained in the Employment Agreement and the Management Equity Award Agreements), which agreements shall continue to apply in accordance with their respective terms, except to the extent otherwise specifically provided herein.

[EXECUTIVE] Agreement and General Release
[DATE]

     14. EXECUTIVE agrees to cooperate with and, consistent with his other employment obligations, to make himself reasonably available to Travelport plc and its General Counsel, the Company may reasonably request, to assist it in any matter regarding Travelport or its affiliates, subsidiaries, and predecessors, including giving truthful testimony in any potential or filed litigation, arbitration, mediation or similar proceeding litigation involving Travelport and its affiliates, subsidiaries, and their predecessors, over which EXECUTIVE has knowledge or information. The Company will reimburse EXECUTIVE for any and all reasonable expenses reasonably incurred in connection with EXECUTIVE’s compliance with this paragraph.
     15. In consideration for the Severance Pay and Severance Benefits being provided to EXECUTIVE pursuant to this Agreement, EXECUTIVE warrants and affirms to Travelport that he has at all times conducted herself as a fiduciary of, and with sole regard to that which is in best interests of, Travelport and its affiliates and their predecessors. He affirms that in conducting business for Travelport and its affiliates and their predecessors, he has done so free from the influence of any conflicting personal or professional interests, without favor for or regard of personal considerations, and that he has not in any material respect violated the Travelport Code of Business Conduct & Ethics (“Travelport Code”). Toward that end, EXECUTIVE understands that this affirmation is a material provision of this Agreement, and, should the Company determine that EXECUTIVE has engaged in business practices inconsistent with the affirmation set forth herein then EXECUTIVE agrees that he shall have committed a material breach of this Agreement, and the Severance Pay and Severance Benefits provided to EXECUTIVE under this Agreement shall not have been earned. In that case, EXECUTIVE shall be liable for the return of consideration equal to such payments and benefits.
THE PARTIES HAVE READ AND FULLY CONSIDERED THIS AGREEMENT AND GENERAL RELEASE AND ARE MUTUALLY DESIROUS OF ENTERING INTO SUCH AGREEMENT AND GENERAL RELEASE. EXECUTIVE UNDERSTANDS THAT THIS DOCUMENT SETTLES, BARS AND WAIVES ANY AND ALL CLAIMS HE HAD OR MIGHT HAVE AGAINST THE COMPANY; AND HE ACKNOWLEDGES THAT HE IS NOT RELYING ON ANY OTHER REPRESENTATIONS, WRITTEN OR ORAL, NOT SET FORTH IN THIS DOCUMENT. HAVING ELECTED TO EXECUTE THIS AGREEMENT AND GENERAL RELEASE, TO FULFILL THE PROMISES SET FORTH HEREIN, AND TO RECEIVE THEREBY THE SUMS AND BENEFITS SET FORTH IN PARAGRAPH 2 ABOVE, EXECUTIVE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT AND GENERAL RELEASE. IF THIS DOCUMENT IS RETURNED EARLIER THAN 21 DAYS FROM THE LAST DATE OF EMPLOYMENT, THEN EXECUTIVE ADDITIONALLY ACKNOWLEDGES AND WARRANTS THAT HE HAS VOLUNTARILY AND KNOWINGLY WAIVED THE 21 DAY REVIEW PERIOD, AND THIS DECISION TO ACCEPT A SHORTENED PERIOD OF TIME IS NOT INDUCED BY THE COMPANY THROUGH FRAUD,MISREPRESENTATION, A THREAT TO WITHDRAW OR ALTER THE OFFER PRIOR TO THE EXPIRATION OF THE 21 DAYS, OR BY PROVIDING DIFFERENT TERMS TO EMPLOYEES WHO SIGN RELEASES PRIOR TO THE EXPIRATION OF SUCH TIME PERIOD.

[EXECUTIVE] Agreement and General Release
[DATE]

[EXECUTIVE] Agreement and General Release
[DATE]

     THEREFORE, the parties to this Agreement and General Release now voluntarily and knowingly execute this Agreement.

EXECUTIVE

Signed and sworn before me this ___ day of ,

Notary Public
TRAVELPORT PLC

By:
Name:
Title:

Signed and sworn to before me this ___ day of ,

Notary Public
TRAVELPORT OPERATIONS, INC.

By:
Name:
Title:

Signed and sworn to before me this ___ day of ,

Notary Public

[EXECUTIVE] Agreement and General Release
[DATE]

PERSONAL STATEMENT OF TERMINATION BENEFITS
Date: MONTH DAY, YEAR

EXECUTIVE NAME:	NAME (“you” or “EXECUTIVE”)

LAST DAY OF EMPLOYMENT:	MONTH DAY, YEAR
ACCRUED RIGHTS:
As set forth as Section 7(c)(iii)(A) and Section 7(a)(iii)(A)-(D) of the Employment Agreement, you will receive the following basic benefits following the termination of your employment:
•	Base Salary through your Last Day of Employment;

•	Any Annual Bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, paid in accordance with Section 4 of the Employment Agreement (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement with the Company);

•	Reimbursement of unreimbursed business expenses pursuant to Travelport policy; and

•	Employee Benefits pursuant to employee benefit plans of the Company through the Last Day of Employment.
PRO RATA PORTION OF [YEAR/PORTION OF YEAR] BONUS:
Pursuant to Section 7(c)(iii)(B) of the Employment Agreement, you will receive the following benefit following the termination of your employment:
A pro rata portion of any Annual Bonus, if any, that you would have been entitled to receive pursuant to Section 4 of the Employment Agreement in such year based upon the percentage of the fiscal year that shall have lapsed through the Last Day of Employment (and for which you have not already received an Annual Bonus), payable when the [YEAR/PORTION OF YEAR] bonus would have otherwise been payable to you pursuant to Section 4 of the Employment Agreement had your employment not been terminated.

[EXECUTIVE] Agreement and General Release
[DATE]

SEVERANCE PAY (“Severance Pay”):
Pursuant to and subject to Section 7(c)(iii)(C) of the Employment Agreement, the Company will pay you an amount equal to 299% multiplied by the sum of (i) your Base Salary and (ii) your Target Bonus.
SEVERANCE BENEFITS (“Severance Benefits”):
Pursuant to and subject to Section 7(c)(iii)(C) of the Employment Agreement, you will receive the following payments and benefits following the termination of your employment:
     HEALTH AND WELFARE BENEFITS:
Continued participation for thirty-six (36) months at active employee rates. This period shall run concurrently with COBRA. To the extent that these benefits are taxable to you under Section 105(h) of the Internal Revenue Code, the Company will provide a gross-up to you to cover any taxes due from you on such benefits.
     INSURANCE BENEFITS:
A lump sum payment that, after applicable taxes and deductions, is equivalent to the value of thirty-six (36) months of Company’s portion of the life insurance program provided by the Company to you as of the date of this Agreement. The amount of this payment will be determined as of your Last Day of Employment and will be paid in a lump sum no later than sixty (60) days after the Last Day of Employment.
     FINANCIAL PLANNING BENEFITS:
Continued participation for thirty-six (36) months following your Last Day of Employment. The Company shall gross-up any payments on such benefits that are taxable to you.
     LAPTOP COMPUTER:
At your option, the sale to you, on or about the time of your Last Day of Employment, of the ownership interest in the [MAKE AND MODEL NUMBER] laptop computer that the Company has assigned to you, Serial Number [XXXXXXX], as of the date of this Agreement, (“the Laptop”), for fair market value pursuant to the Company’s policy. You shall provide the Company with reasonable advance written notice prior to your Last Day of Employment as to whether you wish to purchase the Laptop. The ownership interest in the Laptop shall be transferred only after the Company has removed all confidential and proprietary information from the computer and taken any other measures it deems

[EXECUTIVE] Agreement and General Release
[DATE]

necessary to protect its interests. The Company shall deduct the amount due for the cost of the Laptop from the Severance Pay.
Unless otherwise defined herein, all capitalized terms set forth above shall have the meaning set forth in the Employment Agreement. In the event of Executive’s death or disability after the Last Day of Employment, Executive’s estate and beneficiaries, as applicable, shall receive the pay and benefits (or remaining portion thereof) the set forth in this Personal Statement of Termination Benefits, subject to Executive’s (or his estate’s) execution, delivery, and non-revocation of the General Release within the applicable time period.
POST-EMPLOYMENT RESTRICTIVE COVENANTS (as set forth in Employment Agreement and Management Equity Award Agreements):

Non-competition:	Two (2) years from Last Day of Employment
Non-solicitation of clients and employees:	Two (2) years from Last Day of Employment
Confidential Information:	No time limit
Intellectual Property:	No time limit
For the avoidance of doubt, the term “affiliates” in the post-employment restrictive covenants in the Employment Agreement and your Management Equity Award Agreements only include entities owned by The Blackstone Group to the extent such entities are engaged in the same businesses of Travelport plc and its subsidiaries as of the Last Day of Employment.
EQUITY:
You will remain the owner of any equity awards granted to you pursuant to the equity plans of Travelport plc or any of its subsidiaries and affiliates (including without limitation the TDS Investor (Cayman) L.P. 2006 Interest Plan and any successor plan(s) established by Travelport plc), subject to the terms of the applicable equity plans, award agreements and any other definitive documentation entered into by you and the applicable Travelport entity regarding such equity awards, including, without limitation, the provisions set forth in Section 7(c)(iii)(D) through (E) of the Employment Agreement.
TAX ISSUES:
As set forth in Section 13(g) of the Employment Agreement, this Personal Statement of Termination Benefits is intended to comply with the requirements of Section 409A of the Internal Revenue Code (“Section 409A”) and regulations promulgated thereunder. To the extent that any provision in this agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments under this Agreement shall not be subject to an excise tax under Section 409A. Notwithstanding anything contained in the agreement to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees”, any payment on account of your

[EXECUTIVE] Agreement and General Release
[DATE]

separation from service that would otherwise be due hereunder within six months after such separation shall nonetheless be delayed until no later than the first full pay period following the first business day of the seventh month following your separation from service. In addition, notwithstanding anything contained herein to the contrary, you shall not be considered to have terminated employment with the Company for purposes of causing any amount due under this agreement to be made unless you would be considered to have incurred a “termination of employment” from the Company and its affiliates within the meaning of Treasury Regulation §1.409A-1(h)(1)(ii). All amounts provided above will be subject to applicable taxes, deductions and withholding, and shall be subject to the tax equalization provision set forth in Section 13(o) of the Employment Agreement.

To the Board of Directors of
Travelport plc
Palmerston House
Fourth Floor
Fenian Street
Dublin 2
Ireland
In connection with my employment within the Travelport group of companies which, for the avoidance of doubt means Travelport plc and/or its affiliates and subsidiaries (“Travelport Group”) and my appointment as director, officer, and/or any other position of responsibility requiring notification to a public registrar, or regulatory or governing body (“Executive Appointments”).
I hereby resign from all and any Executive Appointments (as described above) pertaining to my employment with the Travelport Group with effect on my Last Day of Employment with the Travelport Group, i.e. MONTH DAY, YEAR.

Sincerely,

NAME

Date: